Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2023 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 21, 2023. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

All-time record Net Income of $43.0 million for the nine-month period corresponding to a basic EPS of $1.12. Strong profitability continued for the third quarter with Net Income of $15.7 million for the three-month period corresponding to a basic EPS of $0.41, a 134% increase compared to last year.

•

Significantly increased period coverage. About 50% of fleet days for 2024 are secured on period charters, with total fleet employment days for all subsequent periods generating approximately $195 million (excl. JV vessels) in contracted revenues.

•	Expanded the share repurchase program by an additional $10 million for a total of $25 million. To date, 3.9 million shares have been repurchased, more than 10% of the outstanding shares.

•	Massively reduced debt by $149.4 million from $277.1 million as of December 31, 2022, net of deferred finance charges, to $127.7 million as of September 30, 2023.

•	Revenues at $34.7 million for Q3 23’ despite having reduced the number of vessels in the fleet from 34 vessels at the end of Q3 22’ to 27 vessels at the end of Q3 23’.

Third Quarter 2023 Results:

•

Revenues for the three months ended September 30, 2023 amounted to $34.7 million compared to revenues of $34.9 million for the three months ended September 30, 2022, a decrease of $0.2 million, or 1%, while the fleet over the corresponding periods was reduced from 34 vessels at the end of Q3 2022 to 27 vessels at the end of Q3 2023 so the vessels remaining in the fleet saw a rise in revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2023 were $2.4 million and $12.3 million, respectively, compared to $6.8 million and $14.1 million, respectively, for the three months ended September 30, 2022. The $4.4 million, or 65%, decrease in voyage expenses was the result of lower spot voyage days, while the $1.8 million, or 13%, decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet.

•

Drydocking costs for the three months ended September 30, 2023 and 2022 were $0.1 million and $1.8 million, respectively. Drydocking expenses during the third quarter of 2023 mainly relate to the preparation for drydocking of one vessel, compared to the drydocking of four vessels in the same period of last year.

•

Management fees for the three months ended September 30, 2023 and 2022 were $1.1 million and $1.3 million, respectively. The change is attributed to the decrease in the average number of owned vessels in our fleet.

•

General and administrative expenses for the three months ended September 30, 2023 and 2022 were $1.7 million and $0.8 million, respectively. The change is mainly attributed to the increase in stock based compensation expense.

•	Depreciation for the three months ended September 30, 2023 and 2022 was $5.5 million and $6.9 million, respectively, as the number of our vessels declined.

•	Gain on sale of vessels for the three months ended September 30, 2023 was $4.7 million which was due to the sale of two of the Company’s vessels.

•

Interest and finance costs for the three months ended September 30, 2023 and 2022, were $2.5 million and $3.5 million, respectively. The $1.0 million, or 29%, decrease from the same period of last year is mostly due to the reduction in debt outstanding despite increases in variable interest rates as well as profits from closing of swap positions due to debt prepayments.

•

Interest income for the three months ended September 30, 2023 and 2022 was $0.8 million and $0.3 million, respectively. The increase is mainly attributed to increases in interest rates over the corresponding period.

•

Equity earnings in joint ventures for the three months ended September 30, 2023 and 2022 was a gain of $0.9 million and $6.1 million, respectively. The $5.2 million decrease was mainly due to the gain from a sale of a vessel that was recorded in one of the joint ventures during the three months ended September 30, 2022.

•

As a result of the above, for the three months ended September 30, 2023, the Company reported net income of $15.7 million, compared to net income of $6.7 million for the three months ended September 30, 2022 an increase of $9.0 million, or 134%. The weighted average number of shares outstanding, basic, for the three months ended September 30, 2023 and 2022 was 37.3 million and 37.9 million, respectively.

•	Earnings per share, basic, for the three months ended September 30, 2023 amounted to $0.41 compared to earnings per share of $0.18 for the same period of last year.

•

Adjusted net income[1] was $12.0 million corresponding to an Adjusted EPS[1] of $0.31 for the three months ended September 30, 2023 compared to Adjusted net income of $6.1 million corresponding to an Adjusted EPS of $0.16 for the same period of last year, an increase in Adjusted net income of $5.9 million, or 97%.

•	EBITDA[1] for the three months ended September 30, 2023 amounted to $22.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA[1] to Net Income are set forth below.

•	An average of 27.6 vessels were owned by the Company during the three months ended September 30, 2023 compared to 34.0 vessels for the same period of 2022.

Nine Months 2023 Results:

•

Revenues for the nine months ended September 30, 2023 amounted to $109.4 million, a decrease of $0.6 million, or 0.5%, compared to revenues of $110.0 million for the nine months ended September 30, 2022, primarily due to reduction in the fleet size.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2023 were $9.9 million and $40.2 million, respectively, compared to $15.6 million and $40.3 million for the nine months ended September 30, 2022. The $5.7 million, or 37%, decrease in voyage expenses was mainly due to the decrease in spot days. The $0.1 million decrease in vessels’ operating expenses despite the reduction in fleet size was primarily the result of cost overruns in certain cost categories like spares and crew and was more pronounced during the Q1 23’ and less so during Q3 23’.

•

Drydocking costs for the nine months ended September 30, 2023 and 2022 were $2.6 million and $2.3 million, respectively. The costs for the nine months ended September 30, 2023 mainly related to the completed drydocking of three of the larger handysize vessels, while the costs for the same period of last year related to the drydocking of five vessels.

1

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

General and administrative expenses for the nine months ended September 30, 2023 and 2022 were $3.7 million and $2.6 million, respectively. The change is mainly attributed to the increase in stock based compensation expense.

•

Depreciation for the nine months ended September 30, 2023 was $18.1 million, a $2.9 million decrease from $21.0 million for the same period of last year, due to the decrease in the average number of our vessels.

•	Impairment loss for the nine months ended September 30, 2023 was $2.8 million relating to two vessels, for which the Company has entered into separate agreements to sell them to third parties.

Impairment loss for the nine months ended September 30, 2022 was $0.5 million relating to one vessel, for which the Company had entered into an agreement to sell and subsequently delivered to its new owner.

•	Gain on sale of vessels for the nine months ended September 30, 2023 was $7.6 million, which was primarily due to the sale of seven of the Company’s vessels.

•

Interest and finance costs for the nine months ended September 30, 2023 and 2022 were $7.6 million and $8.7 million respectively. Despite increases in interest rates during that period, interest costs fell mainly due to the decrease of our outstanding indebtedness.

•

Interest income for the nine months ended September 30, 2023 and 2022 was $2.8 million and $0.4 million, respectively. The six fold increase is mainly attributed to increases in interest rates and in our average cash and cash equivalents including deposits over the corresponding period.

•

Equity earnings in joint ventures for the nine months ended September 30, 2023 and 2022 was a gain of $11.4 million and a gain of $9.7 million, respectively. The $1.7 million increase from the same period of last year is mainly due to a gain on sale of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the nine months ended September 30, 2023 of $43.0 million, compared to a net income of $26.6 million for the nine months ended September 30, 2022 an increase of $16.4 million, or 62%. The weighted average number of shares outstanding, basic, as of September 30, 2023 and 2022 was 37.9 million and 37.8 million, respectively.

•	Earnings per share, basic, for the nine months ended September 30, 2023 amounted to $1.12 compared to earnings per share, basic, of $0.70 for the same period of last year.

•

Adjusted net income was $40.0 million, or $1.04 per share, for the nine months ended September 30, 2023 compared to adjusted net income of $26.1 million, or $0.69 per share, for the same period of last year, an increase of $13.9 million, or 53%.

•	EBITDA for the nine months ended September 30, 2023 amounted to $66.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 30.1 vessels were owned by the Company during the nine months ended September 30, 2023, compared to 35.0 vessels for the same period of 2022.

•	As of September 30, 2023, cash and cash equivalents (including restricted cash) amounted to $79.8 million and total debt amounted to $127.7 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A three-year time charter extension for its 2018 built LPG carrier Eco Freeze, until May 2027.

•	A three-year time charter extension for its 2018 built LPG carrier Eco Ice, until Sep 2027.

•	A three-year time charter extension for its 2011 built LPG carrier Gas Myth, until Jan 2027.

•	A twelve months time charter extension for its 2007 built LPG carrier Gas Flawless, until Dec 2024.

•	A twelve months time charter extension for its 2014 built LPG carrier Eco Invictus, until Oct 2024.

•	A twelve months time charter extension for its 2021 built LPG carrier Eco Blizzard, until Oct 2024.

•	A six months time charter extension for its 2016 built LPG carrier Eco Nical, until Apr 2024.

•	A six months time charter extension for its 2016 built LPG carrier Eco Alice, until Mar 2024.

•	A six months time charter for its 2018 built LPG carrier Eco Arctic, until Mar 2024.

•	A twelve months time charter for its LPG carrier Eco Oracle, to be delivered in Jan 2024.

•	A twelve months time charter for its LPG carrier Eco Wizard, to be delivered in Jan 2024.

As of November 2023, the Company has total contracted revenues of approximately $195 million.

For the remainder of the year 2023, the Company has about 85% of fleet days secured under period contracts, and 50% for the year 2024.

On October 6, 2023, the 40,000 cbm vessel newbuilding Eco Sorcerer was delivered in Korea to our joint venture. The vessel has been deployed on a twelve-month time charter.

Board Chairman Michael Jolliffe Commented

2023 has turned out to be a tremendous year for gas shipping overall and especially for StealthGas. So far for the first nine months of 2023 we have reported our strongest performance on record, with a basic EPS of $1.12. For the third quarter, in what normally would be a seasonally weak quarter, we reported net income of $15.7 million, the second-best quarter on record, only surpassed by the first quarter of this year. As the market is firming we took advantage of the momentum and entered into a number of long period charters some with durations as long as three years thus securing part of our future revenues. We have thus extended the duration of our contract coverage to over 50% for 2024.

Also part of our strategy is deleveraging, and so far during this year we have more than halved our outstanding debt, repaying $151 million and greatly reducing our interest rate expenses in the process while at the same time keeping 15 out of the 27 vessels debt-free. At the same time we sought to expand the repurchase of shares with an additional $10 million as we used the initial $15 million, and during a short period of time we have so far repurchased over 10% of the outstanding shares with the aim to return value to our shareholders. The market remains firm as we are entering the seasonally stronger winter months and is buoyant for the larger sized vessels, in what we hope will prove a well-timed diversification of the fleet with the addition of larger sized vessels. We believe we are well positioned to benefit from strong markets and to continue to generate shareholder value.

Conference Call details:

On November 21, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BIc9d639270b9242e791b8bf60598acfb3

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 33 LPG carriers, including six Joint Venture vessels in the water, and two 40,000 cbm newbuilding Medium Gas Carriers to be delivered by the end of Q1 2024. These LPG vessels have a total capacity of 397,747 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include any resurgence of the COVID-19 pandemic, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2022 and September 30, 2023.

FLEET DATA	Q3 2022	Q3 2023	9M 2022	9M 2023
Average number of vessels (1)	34.0	27.6	35.0	30.1
Period end number of owned vessels in fleet	34	27	34	27
Total calendar days for fleet (2)	3,128	2,537	9,559	8,214
Total voyage days for fleet (3)	3,028	2,529	9,420	8,125
Fleet utilization (4)	96.8%	99.7%	98.5%	98.9%
Total charter days for fleet (5)	2,185	2,351	7,814	7,337
Total spot market days for fleet (6)	843	178	1,606	788
Fleet operational utilization (7)	87.9%	96.9%	92.5%	96.6%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2022	2023	2022	2023
Net Income - Adjusted Net Income
Net income	6,733,657	15,740,616	26,552,524	43,047,783
Less gain on derivatives	(713,507)	(197,247)	(1,779,309)	(493,355)
(Less)/Plus swap interest (paid)/received	(8,844)	217,754	(90,425)	607,042
(Less)/Plus (gain)/loss on sale of vessels, net	—	(4,719,796)	408,637	(7,645,781)
Plus impairment loss	—	—	529,532	2,816,873
Plus share based compensation	85,529	920,688	525,260	1,649,189
Adjusted Net Income	6,096,835	11,962,015	26,146,219	39,981,751
Net income - EBITDA
Net income	6,733,657	15,740,616	26,552,524	43,047,783
Plus interest and finance costs	3,549,687	2,481,489	8,668,720	7,612,283
Less interest income	(306,815)	(834,799)	(378,193)	(2,759,952)
Plus depreciation	6,929,887	5,549,825	20,982,015	18,141,842
EBITDA	16,906,416	22,937,131	55,825,066	66,041,956
Net income - Adjusted EBITDA
Net income	6,733,657	15,740,616	26,552,524	43,047,783
Less gain on derivatives	(713,507)	(197,247)	(1,779,309)	(493,355)
(Less)/Plus (gain)/loss on sale of vessels, net	—	(4,719,796)	408,637	(7,645,781)
Plus impairment loss	—	—	529,532	2,816,873
Plus share based compensation	85,529	920,688	525,260	1,649,189
Plus interest and finance costs	3,549,687	2,481,489	8,668,720	7,612,283
Less interest income	(306,815)	(834,799)	(378,193)	(2,759,952)
Plus depreciation	6,929,887	5,549,825	20,982,015	18,141,842
Adjusted EBITDA	16,278,438	18,940,776	55,509,186	62,368,882
EPS - Adjusted EPS
Net income	6,733,657	15,740,616	26,552,524	43,047,783
Adjusted net income	6,096,835	11,962,015	26,146,219	39,981,751
Weighted average number of shares, basic	37,924,542	37,332,943	37,891,672	37,815,107
EPS - Basic	0.18	0.41	0.70	1.12
Adjusted EPS	0.16	0.31	0.69	1.04

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2022	2023	2022	2023
Revenues
Revenues	34,885,398	34,653,846	110,031,503	109,388,521
Expenses
Voyage expenses	6,342,084	1,951,151	14,295,103	8,550,984
Voyage expenses - related party	431,035	426,428	1,354,552	1,353,380
Vessels’ operating expenses	13,862,097	12,102,515	39,560,293	39,516,125
Vessels’ operating expenses - related party	259,500	199,000	774,450	703,000
Drydocking costs	1,770,727	62,409	2,347,352	2,614,010
Management fees - related party	1,338,145	1,072,119	3,910,830	3,483,120
General and administrative expenses	820,599	1,652,958	2,588,510	3,673,358
Depreciation	6,929,887	5,549,825	20,982,015	18,141,842
Impairment loss	—	—	529,532	2,816,873
Net (gain)/loss on sale of vessels	—	(4,719,796)	408,637	(7,645,781)

Total expenses	31,754,074	18,296,609	86,751,274	73,206,911

Income from operations	3,131,324	16,357,237	23,280,229	36,181,610

Other (expenses)/income
Interest and finance costs	(3,549,687)	(2,481,489)	(8,668,720)	(7,612,283)
Gain on derivatives	713,507	197,247	1,779,309	493,355
Interest income	306,815	834,799	378,193	2,759,952
Foreign exchange gain/(loss)	38,352	(29,894)	83,057	(162,893)

Other expenses, net	(2,491,013)	(1,479,337)	(6,428,161)	(4,521,869)

Income before equity in earnings of investees	640,311	14,877,900	16,852,068	31,659,741
Equity earnings in joint ventures	6,093,346	862,716	9,700,456	11,388,042

Net Income	6,733,657	15,740,616	26,552,524	43,047,783

Earnings per share
- Basic & Diluted	0.18	0.41	0.70	1.12

Weighted average number of shares
- Basic	37,924,542	37,332,943	37,891,672	37,815,107
- Diluted	37,924,542	37,436,333	37,891,672	37,855,518

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2022	September 30, 2023
Assets
Current assets
Cash and cash equivalents	55,770,823	73,216,142
Short term investments	26,500,000	—
Trade and other receivables	4,630,536	3,754,076
Other current assets	270,514	43,224
Claims receivable	182,141	55,475
Inventories	3,064,011	1,844,197
Advances and prepayments	681,413	1,669,215
Restricted cash	2,519,601	667,458
Vessel held for sale	11,107,182	34,879,925

Total current assets	104,726,221	116,129,712

Non current assets
Advances for vessel acquisitions	23,400,000	23,400,000
Operating lease right-of-use assets	—	124,268
Vessels, net	628,478,453	509,862,136
Other receivables	162,872	44,046
Restricted cash	10,864,520	5,916,169
Investments in joint ventures	46,632,720	38,742,762
Deferred finance charges	165,666	1,015,456
Fair value of derivatives	7,102,855	2,711,898

Total non current assets	716,807,086	581,816,735

Total assets	821,533,307	697,946,447

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	2,476,663	2,119,288
Trade accounts payable	11,838,243	9,112,796
Accrued liabilities	6,923,992	4,468,024
Operating lease liabilities	—	96,062
Deferred income	5,234,978	3,839,245
Current portion of long-term debt	30,083,806	16,614,811

Total current liabilities	56,557,682	36,250,226

Non current liabilities
Operating lease liabilities	—	28,206
Deferred income	21,451	109,734
Long-term debt	247,028,823	111,077,917

Total non current liabilities	247,050,274	111,215,857

Total liabilities	303,607,956	147,466,083

Commitments and contingencies
Stockholders’ equity
Capital stock	435,274	445,104
Treasury stock	(25,373,380)	(34,189,223)
Additional paid-in capital	443,620,122	446,006,981
Retained earnings	94,056,852	137,104,635
Accumulated other comprehensive income	5,186,483	1,112,867

Total stockholders’ equity	517,925,351	550,480,364

Total liabilities and stockholders’ equity	821,533,307	697,946,447

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2022	2023
Cash flows from operating activities
Net income for the period	26,552,524	43,047,783
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,982,015	18,141,842
Amortization of deferred finance charges	698,877	1,263,253
Amortization of operating lease right-of-use assets	63,026	70,636
Share based compensation	525,260	1,649,189
Change in fair value of derivatives	(1,869,734)	317,341
Equity earnings in joint ventures	(9,700,456)	(11,388,042)
Dividends received from joint ventures	9,486,900	14,589,215
Impairment loss	529,532	2,816,873
Loss/(Gain) on sale of vessels	408,637	(7,645,781)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,312,432)	995,286
Other current assets	(138,561)	227,290
Claims receivable	(500,249)	—
Inventories	(2,786,366)	1,500,675
Changes in operating lease liabilities	(63,026)	(70,636)
Advances and prepayments	(631,944)	(987,802)
Increase/(decrease) in
Balances with related parties	3,617,682	(354,739)
Trade accounts payable	3,449,280	(2,653,718)
Accrued liabilities	1,353,075	(1,206,302)
Deferred income	(665,410)	(1,307,450)

Net cash provided by operating activities	49,998,630	59,004,913

Cash flows from investing activities
Insurance proceeds	282,787	126,666
Advances for vessels acquisitions	(23,400,000)	—
Proceeds from sale of vessels, net	23,887,379	80,109,781
Acquisition and improvement of vessels	(780,217)	(71,729)
Maturity in short term investments	8,066,100	26,500,000
Advances to joint ventures	—	(2,636)
Return of investments from joint ventures	—	4,688,785

Net cash provided by investing activities	8,056,049	111,350,867

Cash flows from financing activities
Additional paid-in capital	—	747,500
Stock repurchase		(8,815,843)
Deferred finance charges paid	(534,600)	(988,166)
Advances from joint ventures	3,129,801	—
Advances to joint ventures	(4,266,484)	—
Loan repayments	(75,913,139)	(150,654,446)
Proceeds from long-term debt	59,400,000	—

Net cash used in financing activities	(18,184,422)	(159,710,955)

Net increase in cash, cash equivalents and restricted cash	39,870,257	10,644,825
Cash, cash equivalents and restricted cash at beginning of year	45,700,537	69,154,944

Cash, cash equivalents and restricted cash at end of period	85,570,794	79,799,769

Cash breakdown
Cash and cash equivalents	72,660,000	73,216,142
Restricted cash, current	2,335,892	667,458
Restricted cash, non current	10,574,902	5,916,169

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	85,570,794	79,799,769